Exhibit 99.5

Points International Reports Third Quarter 2010 Financial Results

- Revenue of $23.5 million increased 8.5% sequentially
- Gross Margin1 expanded 228 basis points sequentially to 22.2%
- EBITDA2 of $1.2 million increased 391% sequentially; marks fifth consecutive quarter of positive EBITDA
- Net income of $1.1 million increases over ten-fold sequentially; marks fourth consecutive quarter of net income profitability

Toronto, Canada – November 3, 2010 – Points International Ltd. (TSX: PTS; OTCBB: PTSEF), the owner and operator of Points.com, the world's leading reward program management web site, today announced results for the third quarter ended September 30, 2010. All financial results are in US Dollars.

“We are pleased to deliver another quarter of strong operating and financial performance,” said CEO Rob MacLean. “Through the ongoing execution of our business strategy, we delivered another quarter of improved financial performance marked by sequential revenue growth, expanding margins and improved profitability. We believe our performance reflects not only the value proposition Points’ proprietary technology platform offers to current and prospective loyalty program partners, but also the growing consumer interest in, and demand for a platform to build, manage and transact points.”

MacLean continued, “Importantly, we continue to recognize organic revenue growth derived from increased involvement and engagement levels among existing partners as well as incremental revenue contribution from new partners to the Points Partner Network. During the third quarter, we expanded several strategic relationships including welcoming Jet Blue as one of Points.com’s newest trading partners and enabling Continental One Pass members’ additional opportunities to exchange and redeem miles. In addition, we continued to extend the global reach of our platform with the addition of Qatar Airways’ Privilege Club frequent flyer program to the Points network, marking our expansion into the Middle East. We are also pleased with the positive response to the re-launch of Points.com, which has resulted in increased interest levels and participation among current and prospective loyalty program partners.”

Third Quarter 2010 Financial Results

Total revenue for the third quarter of 2010 was $23.5 million. Revenue was up 13.4% over $20.7 million reported in the third quarter of 2009, and up 8.5% over $21.7 million reported in the second quarter of 2010.

Gross margin for the third quarter of 2010 was $5.2 million, or 22.2% of revenue, compared to gross margin of $3.8 million, or 18.1% of revenue in the third quarter of 2009. Gross margin for the second quarter of 2010 was $4.3 million, or 19.9% of revenue.

Points reported net income for the third quarter of 2010 of $1,081,000. This compares to a net loss in the third quarter of 2009 of $265,000, and to net income in the second quarter of 2010 of $92,000.

During the third quarter of 2010, Points reported EBITDA of $1,164,000 compared to EBITDA of $72,000 in the same period of 2009 and EBITDA of $237,000 in the second quarter of 2010.

_____________________________________
1 Gross Margin (total revenues less direct cost of principal revenue) is considered by management to be an integral measure of performance. Gross Margin is not a recognized measure under generally accepted accounting principles.
2 EBITDA (Earnings (loss) before interest, taxes, amortization, foreign exchange, impairment and restructuring) is considered by management to be an integral measure of performance. EBITDA is not a recognized measure under generally accepted accounting principles.

As of September 30, 2010, total funds available, comprised of cash and cash equivalents together with security deposits, restricted cash, and amounts with payment processors was $28.7 million. The sequential decline is attributable to traditional seasonal cash flows, and, to a lesser degree, investment in capital expenditures. The Company remains debt-free. The Company is pleased with its overall financial position and its ability to leverage its strong cash position and positive free cash flow to fund capital expenditures internally.

Third Quarter 2010 Business Metrics

	Q3/10	Q2/10	Q3/10 vs. Q2/10	Q3/09	Q3/10 vs. Q3/09
TOTAL ALL CHANNELS(*)
Points/Miles Transacted (in 000s)	2,553,133	2,724,245	-6%	2,395,492	7%
No. of Points/Miles Transactions	292,295	286,953	2%	255,233	15%
LOYALTY CURRENCY SERVICES(*)
Points/Miles Transacted (in 000s)	2,349,167	2,484,218	-5%	2,113,388	11%
No. of Points/Miles Transactions	278,805	271,374	3%	231,221	21%
Cumulative Points/Miles Transacted (in 000s)	49,259,005	46,909,838	5%	39,110,256	26%
POINTS.COM CHANNELS
Points/Miles Transacted (in 000s)	203,966	240,027	-15%	282,104	-28%
No. of Points/Miles Transactions	13,490	15,579	-13%	24,012	-44%
Cumulative Registered Users	2,499,802	2,525,059	-1%	2,324,611	8%

* For comparative purposes, Buy, Gift and Transfer activity for Delta has been excluded from the 2009 metrics presented.

Business Outlook

The Company is reiterating its financial guidance for the year ended December 31, 2010, as follows:

−	Revenue is expected to be in the range of $85 million to $95 million, representing a 7% to 19% increase over 2009 revenue
−	EBITDA, as a percentage of revenue, is expected to be in the range of 3% to 5%
−	Net Income is expected to be positive on a full year basis

MacLean continued, “Looking to the remainder of 2010, we are on track to meet our strategic and financial goals. As such, we are reiterating our 2010 full year guidance which reflects solid year-over-year revenue growth and expansion in EBITDA profitability. Our ongoing ability to drive expansion of the Points Partner Network across our white label and branded Points.com platforms, grow revenues and deliver improved margins and strengthened profitability, provide us increased confidence in our business strategy and growth prospects for the remainder of 2010 and beyond.”

Special Shareholders’ Meeting Results

As previously announced, at the Special Meeting of its shareholders held on October 26, 2010, the following proposals were overwhelmingly approved by the Company's shareholders:

−	Authorized the Company’s Board of Directors to affect a share consolidation through a reverse stock split in the range of one-for-eight to one-for-twelve; and
−	Authorized the Company’s Board of Directors to amend the Company's incentive stock option plan to increase the maximum number of pre-consolidation common shares that may be issued thereunder by an additional 4,500,000

Implementation of the Share Consolidation and Option Plan Amendment are now at the discretion of the Company's Board of Directors, which may choose to do so at any time prior to October 26, 2011. The Share Consolidation and Option Plan Amendment are also subject to the approval of the Toronto Stock Exchange.

Investor Conference Call

Points' quarterly conference call with investors will be held today at 4:30 PM Eastern Time. To participate in the conference call, investors from the US and Canada should dial 877-941-2069 ten minutes prior to the scheduled start time. International callers should dial 480-629-9713. Points International will also offer a live and archived webcast, accessible from the "Investor Relations" section of the company's Web site at www.pointsinternational.com. A telephonic replay of the conference call will also be available until 11:59 pm ET on Wednesday, November 10, 2010 by dialing 877-870-5176 and entering passcode: 4374761.

About Points International Ltd

Points International Ltd. is the owner and operator of Points.com, the world's leading reward program management web site which was recently named one of the 28 Best Travel Sites by Kiplinger's. At Points.com consumers can Swap, Earn, Buy, Gift, Share and Redeem miles and points from more than 25 of the world's leading reward programs. Participating programs include American Airlines AAdvantage(R) program, Aeroplan(R), AsiaMiles(TM), British Airways Executive Club, Delta SkyMiles(R) and InterContinental Hotels Group's Priority Club(R) Rewards. Redemption partners include Amazon.com(R) and Starbucks. For more information, visit www.pointsinternational.com.

Caution Regarding Forward-Looking Statements

This press release contains or incorporates forward-looking statements within the meaning of the United States Private Securities Litigation Reform Act of 1995, as amended, and forward-looking information within the meaning of Canadian securities legislation (collectively "forward-looking statements"). These forward-looking statements include our guidance for 2010 with respect to revenue, net income and EBITDA. These statements are not historical facts but instead represent only Points' expectations, estimates and projections regarding future events.

Although Points believes the expectations reflected in such forward-looking statements are reasonable, such statements are not guarantees of future performance and are subject to important risks and uncertainties that are difficult to predict. Certain material assumptions or estimates are applied in making forward-looking statements, and may not prove to be correct. In particular, the financial outlooks herein assume we will be able to generate new business from our pipeline at expected margins, our in-market and newly launched products and services will perform in a manner consistent with the Company's past experience, and we will be able to contain costs and realize operational efficiencies from our upgraded technology platform. Other important risk factors that could cause actual results to differ materially include the risk factors discussed in Points' annual information form, Form-20-F, annual and interim management's discussion and analysis, and annual and interim financial statements and the notes thereto. These documents are available at www.sedar.com and www.sec.gov.

The forward-looking statements contained in this press release are made as at the date of this release and, accordingly, are subject to change after such date. Except as required by law, Points does not undertake any obligation to update or revise any forward-looking statements made or incorporated in this press release, whether as a result of new information, future events or otherwise.

Contact:
Addo Communications
Andrew Greenebaum / Laura Foster
andrewg@addocommunications.com; lauraf@addocommunications.com
(310) 829-5400

Points International Ltd.
CONSOLIDATED BALANCE SHEETS

	As at
	(Unaudited)	(Audited)
(United States $ in thousands)	September 30, 2010	December 31, 2009

ASSETS
Current Assets
Cash and cash equivalents	$21,313	$26,414
Restricted cash	1,761	802
Funds receivable from payment processors	3,026	5,855
Security deposits	2,624	2,463
Accounts receivable	1,518	1,907
Future income tax assets	1,233	945
Current portion of deferred costs	102	139
Prepaid expenses and other assets	1,051	759
	32,628	39,284
Deferred costs	65	82
Other assets	666	951
Property and equipment	1,669	607
Intangible assets	5,150	2,014
Goodwill	4,205	4,205
	11,755	7,859
	$44,383	$47,143

LIABILITIES
Current Liabilities
Accounts payable and accrued liabilities	$3,055	$3,087
Current portion of other liabilities	764	609
Payable to loyalty program partners	24,450	30,215
	28,269	33,911
Other liabilities	997	301
	29,266	34,212

SHAREHOLDERS’ EQUITY
Accumulated other comprehensive loss	(2,445)	(2,566)
Accumulated deficit	(47,830)	(49,463)
	(50,275)	(52,029)
Capital stock	56,668	56,662
Contributed surplus	8,724	8,298
	15,117	12,931
	$44,383	$47,143

Points International Ltd.
CONSOLIDATED STATEMENTS OF OPERATIONS AND COMPREHENSIVE INCOME

(Unaudited) (United States $ in thousands, except per share amounts)	For the three months ended		For the nine months ended
	September 30,	September 30,	September 30,	September 30,
	2010	2009	2010	2009

REVENUE
Principal	$22,038	$18,886	$63,938	$57,886
Other partner revenue	1,468	1,841	4,727	5,267
Interest	3	5	9	49
	23,509	20,732	68,674	63,202
GENERAL AND ADMINISTRATION EXPENSES
Direct cost of principal revenue	18,300	16,975	54,943	52,527
Employment costs	2,480	2,538	7,790	7,994
Marketing & communications	376	328	920	1,057
Technology services	270	253	705	695
Amortization	158	200	445	550
Foreign exchange gain	(77)	(70)	(112)	(239)
Operating expenses	919	566	2,669	2,003
Restructuring	-	332	-	332
	22,426	21,122	67,360	64,919
OPERATING INCOME (LOSS) - before undernoted	1,083	(390)	1,314	(1,717)
Interest and other charges	2	(28)	23	(4)
INCOME (LOSS) BEFORE INCOME TAXES	1,081	(362)	1,291	(1,713)
Future income taxes (recovery) expense	-	(97)	(342)	122
NET INCOME (LOSS)	$1,081	$(265)	$1,633	$(1,835)
OTHER COMPREHENSIVE LOSS:
Gain on foreign exchange derivatives designated as cash flow hedges, net of income taxes expense of $87 and $95	194	-	210	-
Reclassification to net income of gain on foreign exchange derivatives designated as cash flow hedges, net of income taxes expense of $14 and $40	(32)	-	(89)	-
OTHER COMPREHENSIVE INCOME	162	-	121	-
COMPREHENSIVE INCOME (LOSS)	$1,243	$(265)	$1,754	$(1,835)
Basic and diluted earnings (loss) per share	$0.01	$0.00	$0.01	$(0.01)

CONSOLIDATED STATEMENTS OF ACCUMULATED DEFICIT
AND ACCUMULATED OTHER COMPREHENSIVE LOSS

	For the three months ended		For the nine months ended
	September 30,	September 30,	September 30,	September 30,
(Unaudited) (United States $ in thousands, except per share amounts)	2010	2009	2010	2009

ACCUMULATED DEFICIT - Beginning of period	$(48,911)	$(51,097)	$(49,463)	$(49,527)
NET INCOME (LOSS)	1,081	(265)	1,633	(1,835)
ACCUMULATED DEFICIT - End of period	$(47,830)	$(51,362)	$(47,830)	$(51,362)

ACCUMULATED OTHER COMPREHENSIVE LOSS - Beginning of period	$(2,607)	$(2,566)	$(2,566)	$(2,566)
Other comprehensive income	162	-	121	-
ACCUMULATED OTHER COMPREHENSIVE LOSS - End of period	$(2,445)	$(2,566)	$(2,445)	$(2,566)

Points International Ltd.
CONSOLIDATED STATEMENTS OF CASH FLOWS

(Unaudited) (United States $ in thousands)	For the three months ended		For the nine months ended
	September 30,	September 30,	September 30,	September 30,
	2010	2009	2010	2009

Net income (loss)	$1,081	$(265)	$1,633	$(1,835)
Items not affecting cash
Amortization of property and equipment	104	92	251	266
Amortization of deferred costs	-	-	-	2
Amortization of intangible assets	54	108	194	282
Future income tax (recovery) expense	-	(97)	(342)	122
Unrealized foreign exchange (gain) loss	(389)	(80)	104	(491)
Employee stock option expense	133	176	427	499
Unrealized gain on derivative contracts designated as cash flow hedges	236	-	176	-
Changes in non-cash balances related to operations	(1,221)	3,939	(1,842)	5,882
CASH FLOWS (USED IN) PROVIDED BY OPERATING ACTIVITIES	(2)	3,873	601	4,727
Additions to property and equipment	(432)	(14)	(1,313)	(224)
Additions to intangible assets	(1,081)	(443)	(3,330)	(620)
Changes in restricted cash	6	-	(944)	-
CASH FLOWS USED IN INVESTING ACTIVITIES	(1,507)	(457)	(5,587)	(844)
Issuance of capital stock on exercise of stock options	3	-	5	-
CASH FLOWS PROVIDED BY FINANCING ACTIVITIES	3	-	5	-
EFFECT OF EXCHANGE RATE CHANGES ON CASH HELD IN FOREIGN CURRENCY	433	34	(120)	407

(DECREASE) INCREASE IN CASH AND CASH EQUIVALENTS	(1,073)	3,450	(5,101)	4,290

CASH AND CASH EQUIVALENTS - Beginning of period	22,386	23,694	26,414	22,854
CASH AND CASH EQUIVALENTS - End of period	$21,313	$27,144	$21,313	$27,144

Points International Ltd.
SCHEDULE OF NON-GAAP RECONCILIATIONS

Gross Margin Information	For the three months ended			For the nine months ended
	September 30,	June 30,	September 30,	September 30,	September 30,
(In thousands of US dollars)	2010	2010	2009	2010	2009

Total revenue	$23,509	$21,663	$20,732	$68,674	$63,202
Direct cost of principal revenue	18,300	17,356	16,975	54,943	52,527
Gross margin	$5,209	$4,307	$3,757	$13,731	$10,675
Gross margin %	22%	20%	18%	20%	17%

Reconciliation of Operating Income (Loss) to EBITDA

	For the three months ended			For the nine months ended
	Sept. 30,	June 30,	Sept. 30,	Sept. 30,	Sept. 30,
(In thousands of US dollars)	2010	2010	2009	2010	2009

Operating income (loss)	$1,083	$98	$(390)	$1,314	$(1,717)
Amortization	158	152	200	445	550
Foreign exchange gain	(77)	(13)	(70)	(112)	(239)
Restructuring charges	-	-	332	-	332
EBITDA	$1,164	$237	$72	$1,647	$(1,074)